KIRKLAND LAKE GOLD ACHIEVES RECORD GOLD PRODUCTION IN SECOND QUARTER 2017

•	Record quarterly gold production of 160,156 ounces reflects significant increase in mill grade at Fosterville

•	Record production at Fosterville of 77,069 ounces in Q2 2017 based on mill grade of 17.2 g/t Au and record recoveries of 94.7% (67% increase from previous record of 46,083 ounces in Q1 2017)

•	Production of 45,699 ounces in Q2 2017 at Macassa based on mill grade of 13.9 g/t Au and recoveries of 97.0%

•	First half 2017 consolidated production of 290,583 ounces, Company on track to achieve full-year guidance of 530,000 – 570,000 ounces

•	Cash and bullion totaled $270 million at June 30, 2017 (following CAD$58.5 million payment related to maturity of the Company’s 6% unsecured convertible debentures on June 30, 2017)

•	Initial quarterly dividend payment of CAD$0.01 to be paid on July 14, 2017 to shareholders of record as of June 30, 2017.

Toronto, Ontario – July 9, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce operating results for the second quarter (“Q2 2017”) and first half (“H1 2017”) of 2017. Comparative information for the second quarter (“Q2 2016”) and first half (“H1 2016”) of 2016 includes production results for the Company’s Australian operations prior to the completion of the merger between Kirkland Lake Gold Inc. and Newmarket Gold Inc. on November 30, 2016. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Consolidated gold production in Q2 2017 was a quarterly record totaling 160,156 ounces, a 24% increase from Q2 2016 and 23% higher than the previous quarter. Production at the Fosterville Mine in Australia was a record 77,069 ounces, more than double the 37,245 ounces production in Q2 2016. The record results at Fosterville in Q2 2017 mainly reflected a significant improvement in the mill grade, which averaged 17.2 g/t Au in Q2 2017 versus 7.5 g/t Au a year earlier, as well as record recoveries of 94.7% compared to 90.8% in Q2 2016. The Macassa Mine in Ontario produced 45,699 ounces of gold in Q2 2017 based on mill throughput of 105,084 tonnes at a mill grade of 13.9 g/t Au and recoveries of 97.0% . Q2 2017 production at Macassa increased 17% from the same period a year earlier, when production totaled 38,929 ounces based on 103,052 tonnes milled at an average grade of 12.2 g/t Au and recoveries of 97.3% ..

Consolidated production in H1 2017 totaled 290,583 ounces of gold, a 13% increase from the 257,050 ounces produced in H1 2016. Following the end of the first half of 2017, the Company remained well positioned to achieve its full-year production guidance of 530,000 – 570,000 ounces of gold. Production at Fosterville during H1 2017 totaled 123,152 ounces, a 75% increase from H1 2016, reflecting significantly higher grades during 2017. Production at Macassa totaled 94,422 ounces in H1 2017, 18% higher than the 79,983 ounces produced in the first six months of 2016 due to both higher grades and tonnes processed during the current year.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Fosterville had an outstanding quarter in Q2 2017, beating its previous quarterly record for production by 67%. So far in 2017, grades at the mine have consistently come in ahead of expectation, and we are currently reviewing our block model as part of a reserve and resource update to determine expected grades going forward. At Macassa, the mine continues to perform very well with both tonnes milled and average grades in 2017 improving from comparable 2016 levels. We also have been very encouraged by exploration results this year, with recent updates at Fosterville, Macassa and Taylor clearly demonstrating the potential that exists to grow existing orebodies, discover new deposits and extend mine life at all three operations.

“With solid results at our key operations in H1 2017, we increased production 13% from the first half of 2016, even with two mines on care and maintenance. We entered the second half of the year well positioned to achieve our revised full-year 2017 production guidance, which we increased to 530,000 – 570,000 ounces in May 2017 following our strong first quarter. Based on our performance to date, we have continued to build our cash position in 2017, with cash and bullion increasing 14% during the first six months of the year, and that is after we repaid our 6% convertible debenture on June 30th. Our strong balance sheet has enabled us to repay debt with cash, while also introducing a quarterly dividend and repurchasing shares under our normal course issuer bid (“NCIB”). A total of 2.0 million shares have been repurchased to date through the NCIB program.”

Second Quarter and First Half 2017 Operating Results

	Q2 2017	Q2 2016(1)	Q1 2017	H1 2017
Fosterville
Ore Milled (tonnes)	147,485	169,884	137,788	285,273
Grade (g/t Au)	17.2	7.5	11.1	14.2
Recovery (%)	94.7	90.8	93.7	94.3
Gold Production (oz)	77,069	37,245	46,083	123,153
Macassa
Ore Milled (tonnes)	105,084	103,052	91,460	196,544
Grade (g/t Au)	13.9	12.2	17.1	15.4
Recovery (%)	97.0	97.3	97.1	94.1
Gold Production (oz)	45,699	38,929	48,723	94,422
Holt
Ore Milled (tonnes)	105,470	98,758	105,629	211,099
Grade (g/t Au)	4.7	4.4	4.8	4.7
Recovery (%)	94.8	93.8	94.9	94.8
Gold Production (oz)	15,101	12,862	15,318	30,419
Taylor
Ore Milled (tonnes)	67,520	51,994	63,289	130,809
Grade (g/t Au)	5.8	6.0	5.6	5.7
Recovery (%)	96.3	96.8	96.7	96.5
Gold Production (oz)	12,218	11,721	10,942	23,160
Cosmo(2)
Ore Milled (tonnes)	122,440	169,252	120,047	244,486
Grade (g/t Au)	2.7	3.01	2.5	2.6
Recovery (%)	94.9	94.2	95.2	95.0
Gold Production (oz)	10,062	15,442	9,092	19,155
Operations in Care & Maintenance
Holloway(3)
Gold Production (oz)	7	4,826	267	274
Stawell(4)
Gold Production (oz)	n/a	8,504	n/a	n/a
Total Consolidated Production (oz)[4]	160,156	129,529	130,425	290,583

See footnotes set out below regarding comparative periods.

Quarterly Operating Review

Fosterville

 The Fosterville Mine achieved record production in Q2 2017, totaling 77,069 ounces of gold. Production during the quarter was more than double the 37,245 ounces produced in Q2 2016 and 67% higher than the previous record of 46,083 ounces in Q1 2017.

Mine production for Q2 2017 totaled 138,610 tonnes at a record run of mine grade of 17.5 g/t Au compared to 160,889 tonnes at 8.3 g/t Au in Q2 2016 and 146,928 tonnes at 12.3 g/t Au in Q1 2017. Mined tonnes decreased 6% compared to the previous quarter as the operation continued to focus on detailed extraction methods of high-grade lenses on multiple levels in the Lower Phoenix area to support increased gold production in the mill.

During Q2 2017, the mill processed 147,485 tonnes at an average grade of 17.2 g/t Au compared to 169,884 tonnes at 7.5 g/t Au in Q2 2016 and 137,788 tonnes at 11.1 g/t Au in Q1 2017. Mill throughput was driven by mined tonnes supported by a 9,000 tonne drawdown of the stockpile. In addition to the record quarterly mill grade, recovery for the quarter was a record 94.7%, which reflected a combination of higher mill feed grade and an absence of black shale-associated ore.

Significant investment in diamond drilling continues with seven rigs in operation at quarter end. The focus of activities was predominantly on the Lower Phoenix, Harrier South and Robbins Hill systems.

Macassa

The Macassa Mine produced 45,699 ounces in Q2 2017, a 17% increase from the 38,929 ounces produced in Q2 2016 and slightly lower than the 48,723 ounces produced the previous quarter. A total of 105,470 tonnes were milled during Q2 2017 at an average grade of 13.9 g/t Au with average recoveries of 97.0%, which compared to 103,052 tonnes at an average grade of 12.2 g/t Au and recoveries of 97.3% in Q2 2016. The change from the previous quarter reflected a reduction in the average mill grade from 17.1 g/t Au in Q1 2017 resulting from mine sequencing as well as higher levels of processing from the low-grade stockpile. Milled tonnes increased 15% quarter over quarter from 91,460 tonnes in Q1 2017.

Mine production during Q2 2017 totaled 91,844 tonnes at an average run of mine grade of 16.0 g/t Au compared to 89,435 tonnes at a grade of 12.2 g/t Au for Q2 2016 and 91,460 tonnes at a grade of 17.1 g/t Au for Q1 2017.

Development of the 5600' and 5700’ mining horizons in the lower South Mine Complex continued to be advanced in Q2 2017. A ventilation raise was established and ore development on two zones was initiated. In addition, the main decline development continued towards the 6000’ mining horizon.

Holt

During Q2 2017, the Holt Mine delivered 105,470 tonnes of ore at an average grade of 4.7 g/t Au to the Holt Mill, representing increases of 8% and 6%, respectively, from Q2 2016 and similar to levels in the previous quarter. After mill recoveries of 94.8%, gold production totaled 15,101 ounces, 17% higher than the 12,862 ounces produced in Q2 2016 and largely unchanged from 15,318 ounces in Q1 2017.

Taylor

Gold production from the Taylor Mine during Q2 2017 totaled 12,218 ounces of gold, an increase of 7% from Q2 2016 and 12% from the previous quarter.

A total of 67,520 tonnes of ore was milled during Q2 2017, averaging 5.8 g/t Au, which compared to 51,994 tonnes at a grade of 7.0 g/t Au a year earlier and 63,289 tonnes at a grade of 5.6 g/t Au in Q1 2017. Mining is currently underway in the West Porphyry Deposit, mainly in the 1004 and 1008 zones. Higher daily mine throughput is planned for the second half of the year as additional stopes are added to the mining schedule.

Cosmo

The Cosmo Mine produced 10,062 ounces of gold in Q2 2017, which compared to 15,442 ounces in Q2 2016 and 9,092 ounces the previous quarter. The move to care and maintenance was completed in Q2 2017 and the mine and mill are being maintained in a state of readiness to resume operation once new reserves are delineated. During the quarter, there were three underground diamond drill rigs in operation, following up on potential extensions to the Sliver, Taipan and Lantern zones. A surface diamond drill started drilling beneath the Crosscourse and Prospect pits targeting depth extensions. Process improvements in the mill continued to focus on quality performance with overall mill recovery averaging 94.9% during Q2 2017, an improvement from 94.2% in Q2 2016 and similar to the 95.2% recovery rate in Q1 2017.

Cash Balance

Kirkland Lake Gold ended Q2 2017 with total cash and bullion of $270 million ($268 million of cash and cash equivalents and $2.0 related to trade receivables on completed gold sales). Cash and bullion increased $34 million or 14% from the beginning of the year, with that increase being after the repayment of CAD$58.5 million (CAD$56.8 million with respect to principal and CAD$1.7 million with respect to accrued unpaid interest) related to the maturity of the Company’s 6% convertible debentures on June 30, 2017.

NCIB

On May 15, 2017, the Company announced that it had received acceptance from the Toronto Stock Exchange with respect to a NCIB to purchase up to 15,186,571 common shares of the Company, representing 10% of the current issued and outstanding common shares in the public float as at May 11, 2017. As of July 7, 2017, approximately 2.0 million shares had been repurchased through the NCIB for a total amount of approximately $24.0 million.

Second Quarter 2017 Financial Results and Conference Call Details

Full financial results for the three and six months ended June 30, 2017, will be released after the market close on Tuesday, August 1, 2017.

A conference call to discuss the results will be held by senior management on Wednesday, August 2, 2017, at 2:30 pm ET. The call will be webcast and accessible on the Company’s website at www.klgold.com.

SECOND QUARTER 2017 CONFERENCE CALL DETAILS
DATE:	Wednesday, August 2, 2017
CONFERENCE ID:	52141244
TIME:	2:30 pm ET
TOLL-FREE NUMBER:	1 (877) 201-0168
INTERNATIONAL CALLERS:	1 (647) 788-4901
WEBCAST URL:	http://event.on24.com/wcc/r/1401552/115FB9A1C30057B3CA82EB2B1DD26129

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 530,000 - 570,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Footnotes

(1) Comparative information for Q2 2016 set out in this press release includes operating results from the Fosterville, Cosmo and Stawell mines prior to the completion of the merger between Newmarket Gold Inc. and Kirkland Lake Gold Inc. which was completed on November 30, 2016 (See News Release dated November 30, 2016).

(2) Effective June 30, 2017, Kirkland Lake Gold has decided to suspend production at the Cosmo Mine, allowing the Company to conduct a review of operations and obtain a better understanding of near mine exploration targets. The Cosmo Mine will be maintained in a state of readiness to allow operations to recommence when exploration, resource definition and the development planning phase is completed (See News Release dated May 4, 2017).

(3) In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Gold Mine to a temporary suspension of operations. The Holloway Mine will be maintained in a production ready state with the intent of restarting the operation in the future with meaningful and enhanced economics and pending successful exploration programs being completed (See News Release dated December 12, 2016).

(4) Includes operating results from January 1, 2016 to December 13, 2016 when the Company officially transitioned the Stawell Gold Mines into care and maintenance and in a state of operational readiness to possibly recommence operations with activities focused on exploration programs within the Aurora B discovery (See News Release dated December 12, 2016).

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including it’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com